UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE SIX MONTHS ENDED JUNE 30, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-15052

THE BERKSHIRE GAS COMPANY
401(k) PLAN
(Full Title of the Plan)

157 Church Street
New Haven, CT 06506
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive offices)

Financial Statements and Supplemental Schedule (Unaudited)

THE BERKSHIRE GAS COMPANY
401(k) PLAN

Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

Plan Number: 004

Plan Sponsor EIN: 04-1731220

THE BERKSHIRE GAS COMPANY
401(k) PLAN

Six Month Period Ended June 30, 2013 and
Year Ended December 31, 2012

*	Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as they are not applicable.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)

	As of June 30,	As of December 31,
	2013	2012

	Total	Total
Assets
Investments, at fair value
Registered investment companies	$-	$8,848,942
Stable value fund	-	1,755,703
UIL Holdings Corporation common stock	-	345
Total investments	-	10,604,990

Notes receivable from participants	-	142,704

Net assets reflecting all investments at fair value	-	10,747,694

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	-	(29,348)

Net assets available for plan benefits	$-	$10,718,346

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
(Unaudited)
Six Months Ended June 30, 2013

Additions
Investment income:
Interest and dividend income	$22,330
Net appreciation in fair value	565,455
587,785

Interest income on notes receivable from participants	3,526

Contributions:
Employer contributions	73,447
Employee contributions	214,195
287,642

Total additions	878,953

Deductions
Payment of benefits	1,175,620
Transfers to other qualified plans	10,421,679
Total deductions	11,597,299

Net decrease	(10,718,346)
Net assets available for plan benefits:
Beginning of year	10,718,346
End of year	$-

The accompanying notes are an integral part of the financial statements.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

1.	Description of Plan:

The following brief description provides general information of The Berkshire Gas Company/401(k) Plan (the "Plan"), sponsored by The Berkshire Gas Company (the "Company"), whose parent company, Berkshire Energy Resources, is a wholly owned subsidiary of UIL Holdings Corporation ("UIL Holdings").  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

Plan termination:

Effective July 1, 2013, the Plan was merged into The UIL Holdings Corporation 401(k)/Employee Stock Ownership Plan, which has similar type investment options.  All distributions related to the Plan merger were completed as of June 30, 2013.

General:

The Plan was a defined contribution 401(k) plan meeting the requirements of Sections 401(a), and related provisions of the Internal Revenue Code (the "IRC").  All non-union employees were eligible to participate in the Plan as of the first day of the month after they have attained age 21 and completed 12 months of employment.  Effective February 1, 2012, employees were no longer required to have reached age 21 to participate in the Plan.

The purpose of the Plan was to provide eligible employees with an opportunity and incentive to save for their retirement.  The Plan was administered by the Benefits Administration Committee of UIL Holdings.  The Plan was subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended ("ERISA").

Contributions:

Participant:  Eligible employees may have contributed up to 50% of eligible compensation on a pre-tax basis as savings contributions to their accounts during each year, subject to IRC limitations as defined.  Participants were able to direct the investment of contributions, which were to be made in 1% increments, among various investment options.  Eligible employees were automatically enrolled in the Plan at a 6% contribution level unless they specifically opted out of coverage after having been enrolled according to the Plan's auto-enrollment provisions.

Employer:  Participants were immediately eligible to receive company matching contributions once they were enrolled in the Plan.  The matching contribution for participants was 100% of the first 1% of eligible compensation that was contributed to the Plan and 50% of the next 2% to 6% of eligible compensation that was contributed to the Plan, not to exceed 3.5% of

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

eligible compensation.  Matching contributions were invested according to participants' chosen investment allocations.

Vesting:

Participants were fully vested in the total value of all contributions upon entering the Plan.

Notes Receivable from participants:

Participants may have borrowed from their fund accounts a minimum of $1,000, up to a maximum equal to the lessor of $50,000 less the highest outstanding loan balance in the prior twelve months or one-half the present value of the participant's vested account balance.  Loan terms were not to exceed five years except in the case of the purchase of a primary residence in which case the term may have not exceeded ten years.  Participants were limited to one general purpose loan and one primary residence loan at a given time.

The loans were secured by the balance in the participant's account and bore interest equal to the prime interest rate on the first day of the month the loan was issued plus 1%.  Principal and interest was paid ratably through payroll deductions.  If a participant's employment terminated for any reason, the loan became immediately due and payable and must have been paid within 90 days from the date of termination or it would have been considered a taxable distribution to the participant.

Payment of benefits:

Upon termination of service, a participant may have elected to receive a lump sum payment, installment payments, or partial payments as requested from time to time by the Participant.  Terminated participants may have also chosen to maintain their accounts with the Plan administrator.  Benefit payments before termination of service were permitted under certain circumstances consistent with Plan qualification requirements.

Basis of accounting:

The financial statements of the Plan are prepared using the accrual method of accounting.

Investment contracts held by a defined contribution 401(k) plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution 401(k) plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Statements of Net Assets Available for Plan Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

contract from fair value to contract value.  The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition:

The Plan's investments were stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  Purchases and sales of investments were recorded on a trade-date basis.  Interest income was accrued when earned.  Dividend income was recorded on the ex-dividend date.  Participants could have purchased or redeemed shares or units on a daily basis in any of the Plan's funds based on the funds' reported net asset value per share or common stock quoted market price.

Notes receivable from participants:

Notes receivable from participants were measured at the notes' unpaid principal balance plus any accrued interest receivable.

Plan expenses:

Investment fund management fees were charged to the Plan and reduced participant investment returns.  Substantially all other expenses were paid by the Company.

Payment of benefits:

Benefits were recorded when paid.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012
3.	Fair value measurements:

ASC 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the assumptions used in valuation techniques to measure fair value.  This hierarchy consists of three broad levels as described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measure-ment date for identical unrestricted assets or liabilities;

Level 2 – Quoted prices in active markets for similar assets and liabilities or quoted prices in less active dealer or broker markets;

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

The Plan used appropriate valuation techniques based on the available inputs to measure the fair value of its investments.  When available, the Plan measured fair value using Level 1 inputs because they generally provided the most reliable evidence of fair value.  Level 3 inputs were only used when Level 1 or Level 2 inputs were not available.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Level 1 fair value measurements:

Registered investment companies – The shares of registered investment companies' trade on an active market and are valued at net asset value.

UIL Holdings Corporation common stock – The shares of UIL Holdings Corporation common stock trade on an active market and are valued at quoted market prices.

Level 2 fair value measurements:

Stable value fund – The fair value is based on the underlying net asset value of the commingled trust funds.

The preceding methods described may have produced a fair value that may not have been indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believed its valuation methods were appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could have resulted in a different fair value measurement at the reporting date.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

For the six months from January 1, 2013 to June 30, 2013, the Plan's investments were classified as Level 1 and Level 2 within the fair value hierarchy.  The following table sets forth the Plan's investments that are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits.

	December 31, 2012 Fair Value
	Measurements Using:
		Quoted Prices	Significant
		in Active	Other	Significant
		Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
UIL Holdings Corporation Common Stock	$345	$345	$-	$-

Registered investment companies:
Target date funds	$5,303,440	$5,303,440	$-	$-
Bond funds	895,205	895,205	-	-
Growth funds	1,027,844	1,027,844	-	-
Value funds	868,029	868,029	-	-
Blend funds	754,424	754,424	-	-
	$8,848,942	$8,848,942	$-	$-

Stable value fund:
Stable asset income fund	$1,755,703	$-	$1,755,703	$-

Total	$10,604,990	$8,849,287	$1,755,703	$-

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012
4.	Investments:

There were no individual assets that represent 5 percent or more of the Plan's net assets as of June 30, 2013.

The following presents investments that represent 5 percent or more of the Plan's net assets:

December 31,
2012

T. Rowe Price Retirement 2010 Fund	$624,250
T. Rowe Price Retirement 2015 Fund	$1,473,071
T. Rowe Price Retirement 2020 Fund	$1,258,131
T. Rowe Price Retirement 2025 Fund	$702,081
Vanguard Explorer Fund, ADM	$580,643
JPMCB Stable Asset Income Fund	$1,755,703
PIMCO Total Return Fund	$895,205
T. Rowe Price Equity Income Fund	$683,670

During the six months from January 1, 2013 to June 30, 2013, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $565,455, net, as follows:

2013
Registered investment companies and common stock	$554,611
Stable value fund	10,844
$565,455

Stable Value Fund- Stable Asset Income Fund

The objective of the collective trust fund constituting the stable value fund is to seek the preservation of principal, while providing current income and liquidity. The fund invests in a highly diversified fixed income strategy which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate bonds and short-term investments. The fund also may invest in synthetic guaranteed investment contracts (GICs) and similar products. The fund invests in other commingled pension trust funds established, operated and maintained by JPMorgan Chase Bank.

The collective trust fund was fully benefit-responsive to the participants. The difference between the valuation of fully benefit-responsive investments at fair value and contract value was reflected over time through the crediting rate. Contract value represented contributions

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

made plus interest accrued at the contract rate, less withdrawals. To the extent the underlying portfolio had unrealized and/or realized gains/losses, an adjustment was made when reconciling from fair value to contract value. As a result, the future crediting rate may be different than the current market rate.

Investment contracts provide for benefit-responsive withdrawals at contract value including in those instances when, in connection with synthetic investment contracts; underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts. If the Trustee becomes aware of an event that has occurred affecting the investment contracts' value, an adjustment is recorded.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio.  The average crediting interest rate for the Fund at August 31, 2012, the Fund's year end, was 1.35%.  The average yield credited to participant accounts for this fund at August 31, 2012 was 2.02%.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the contract's interest credit rate.  In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.  The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Funds Statement of Assets and Liabilities as the "Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts".  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case.  If the Adjustment from Fair Value to Contract Value for fully benefit-responsive investment contracts figure is negative, this indicates that the contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

The existence of certain conditions can limit the Fund's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Fund which causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, layoffs, bankruptcy, plan termination, mergers, early retirement incentives, and competing fund transfer or violation of equity wash or equivalent rules in place and changes of employer or plan qualification status. If the likelihood of such a non-book value withdrawal is imminent, it may be necessary to consider a revaluation of those particular fund contract(s).

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

5.	Related party transactions:

Certain Plan investments were shares of registered investment companies which were managed by T. Rowe Price Retirement Plan Services, the trustee of the Plan, as well as shares of UIL Holdings Corporation common stock.  These transactions qualified as party-in-interest transactions.  Notes receivable from participants also qualify as party-in-interest transactions.  All of these transactions were exempt from the prohibited transaction rules of ERISA.

6.	Tax status:

The Internal Revenue Service determined and informed the Company by letter dated September 26, 1995, that the Plan was qualified under IRC Section 401(a) and 401(k).  The Plan had subsequently been amended since receiving the determination letter.  However, the Company believed the Plan was designed and was being operated in compliance with the applicable requirements of the IRC.

Management evaluated the Plan's tax positions and concluded that as of June 30, 2013 the Plan had taken no uncertain tax positions that require recognition of a liability (or asset) in the financial statements.

The Plan Administrator believes the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the years before 2010.

7.	Risks and uncertainties:

The Plan invested in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	June 30,	December 31,
	2013	2012
Net assets available for plan benefits per the financial statements	$-	$10,718,346
Adjustment from contract value to fair value	-	29,348
Net assets available for plan benefits per the Form 5500	-	$10,747,694

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS – (Unaudited)
Six Months Ended June 30, 2013 and
Year Ended December 31, 2012

The following is a reconciliation of the net decrease in net assets available for plan benefits per the financial statements to the Form 5500:

Six Months Ended
June 30, 2013
Net decrease in net assets available for plan benefits per the financial statements	$(10,718,346)
Prior year adjustment from contract value to fair value	(29,348)
Net decrease in net assets available for plan benefits per the Form 5500	$(10,747,694)

9.	Nonexempt transactions:

The Company is not aware of any nonexempt transactions in the six month period ended June 30, 2013 or the year ended December 31, 2012.

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

SCHEDULE H
SCHEDULE OF REPORTABLE TRANSACTIONS

Plan Number: 004
Plan Sponsor EIN: 04-1731220

Six Months Ended June 30, 2013

Attachment to Form 5500, Schedule H, Line 4(j) – Schedule of Reportable Transactions

(a)	(b)	(c)	(d)	(g)	(h)	(i)
	Description of Assets				Current Value
Identity of	(Include Interest Rate and	Purchase	Sales	Cost	of Asset on	Net Gain
Party Involved	Maturity in Case of Loan)	Price	Price	of Asset	Transaction Date	or (Loss)

Category (iii) - Series of transactions in excess of 5% of Plan Assets
* T. Rowe Price	T. Rowe Price Retirement 2015 Fund	$-	$1,551,459	$1,271,441	$1,551,459	$280,018
* T. Rowe Price	T. Rowe Price Retirement 2020 Fund	$-	$1,344,742	$1,087,997	$1,344,742	$256,745
* T. Rowe Price	T. Rowe Price Retirement 2025 Fund	$-	$885,417	$732,830	$885,417	$152,587
* T. Rowe Price	T. Rowe Price Retirement 2030 Fund	$-	$549,687	$436,748	$549,687	$112,939
* T. Rowe Price	T. Rowe Price Equity Income Fund	$-	$772,160	$592,487	$772,160	$179,673
The Vanguard Group	Vanguard Explorer Fund, ADM	$-	$617,894	$465,402	$617,894	$152,492
JPMorgan Chase Bank	JPMCB Stable Asset Income Fund	$-	$1,403,197	$1,349,955	$1,403,197	$53,242
PIMCO	PIMCO Total Return Fund	$-	$823,903	$835,147	$823,903	$(11,244)

There were no category (i), (ii) or (iv) transactions.  "Lease Expense" (e) and "Expense Incurred with Transaction" (f) columns were not applicable.

* Party in Interest

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THE BERKSHIRE GAS COMPANY
401(k) PLAN

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE BERKSHIRE GAS COMPANY 401(K) PLAN

Date:	December 20, 2013	By	/s/ Steven P. Favuzza
Steven P. Favuzza
Vice President and Controller